Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Baker Hughes Company (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Common Stock and (2) our 5.125% Notes due 2040.

Description of our Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporations Law (the “DGCL”), for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 2,000,000 shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), 1,250,000,000 shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”, and together with Class A Common Stock, “Common Stock”) and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share (“Preferred Stock”).

Voting Rights

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders for their vote except that holders of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Articles of Incorporation or the DGCL.

Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes.

Except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock, together as single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of stockholders generally.

Dividend Rights

Subject to the rights of the holders of any series of Preferred Stock, the holders of Class A Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property when, as and if declared thereon by the Board of Directors from time to time out of assets or funds legally available therefor. Dividends and other distributions shall not be declared or paid on the Class B Common Stock.

Liquidation Rights

Subject to the rights of the holders of any series of Preferred Stock, the holders of Class A Common Stock shall be entitled to receive the assets and funds available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets in the event of any dissolution, liquidation or winding up.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Listing

The Class A Common Stock is traded on the New York Stock Exchange under the trading symbol “BKR”.

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